

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Richard Seidlitz
Corporate Controller
ARROW ELECTRONICS INC
9201 East Dry Creek Road
Centennial, CO 80112

>   **Re: ARROW ELECTRONICS INC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 13, 2020**
>   **Form 8-K Filed February 6, 2020**
>   **File No. 1-4482**

Dear Mr. Seidlitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed February 6, 2020

Exhibit 99.1, page 2

1. Reference is made to your disclosure of first quarter 2020 expected earnings per share on a diluted basis, excluding certain items. In future filings, please present a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Exhibit 99.2, page 5

2. Reference is made to your tabular disclosures of non-GAAP financial information. Please present the most directly comparable GAAP measures with equal or greater prominence in

future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services